Exhibit 99.1

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Topline Results of Phase IIa Pharmacokinetic Study of ND0612H and ND0612L, Continuous, Subcutaneously Delivered Levodopa/Carbidopa for the Treatment of Parkinson’s Disease

REHOVOT, Israel - December 30, 2014 - NeuroDerm Ltd. (NASDAQ: NDRM), a clinical-stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced that continuous, subcutaneous delivery of the company’s proprietary liquid levodopa/carbidopa (LD/CD) product candidates, ND0612H and ND0612L, led to clinically-significant plasma levodopa levels. These results suggest that the high dose version, ND0612H, intended for severe Parkinson’s disease patients, may provide an effective therapy alternative to current treatments requiring surgery.

“Maintaining consistent levodopa concentrations has been the most significant hurdle in Parkinson’s disease therapy,” said Sheila Oren, MD, NeuroDerm’s Vice President of Clinical and Regulatory Affairs. “The results from this study demonstrate that ND0612H can reach high LD plasma levels that, to date, could only be reached and maintained by products that require surgical intervention. ND0612H is designed to be delivered continuously, thus we believe it should offer a simple and effective treatment option that will minimize the need for surgical intervention in advanced Parkinson’s patients.”

Due to the short half-life of oral levodopa, patients are required to take multiple LD/CD doses daily. This results in sharp fluctuations in levodopa levels which are associated with erratic “off” and “on” periods experienced by many patients. Continuous LD administration can overcome this limitation, but steady LD delivery can currently only be achieved after undergoing an invasive surgical procedure whereby a tube is permanently implanted into the duodenum, the upper part of the small intestine.

The primary endpoints of the IIa study were to assess the safety, tolerability and pharmacokinetics (PK) of six dose regimens of ND0612H and ND0612L, which provide continuous, subcutaneously-delivered liquid LD/CD formulations through a belt-worn pump, in Parkinson’s disease patients. Sixteen (16) advanced PD patients, with motor fluctuations, chronically treated with standard of care oral LD/CD, were enrolled in the study and were treated with ND0612L (n=9) or ND0612H (n=7) for eight hours per day, for three consecutive days, with high and low doses of CD, and with adjunct oral entacapone. The pharmacokinetics of LD/CD were assessed and compared to baseline pharmacokinetics of orally administered, immediate release LD/CD tablets. A top-line, intent-to-treat analysis showed that levodopa plasma levels were proportionate to dose and, with ND0612H, achieved maximum daytime concentrations of 1,333ng/ml and 1,436ng/ml (with different CD concentrations in the formulation), and 1,807ng/ml with adjunct dosing of oral entacapone. ND0612L achieved maximum daytime concentrations of 528ng/ml and 477ng/ml (with different CD concentrations in the formulation), and 596ng/ml with adjunct dosing of oral entacapone. Fluctuations in LD plasma levels were markedly reduced when comparing oral LD/CD dosing to ND0612H and ND0612L. Per-protocol analysis, that omitted three data sets from two patients because of concomitant use of oral LD, yielded similar LD plasma values.

Treatment with ND0612L and ND0612H did not raise safety and tolerability concerns, causing only minimal and transient local reactions at the infusion site and no particular systemic adverse events, which corroborates the results obtained in previous studies. All patients completed the study.

“These results add to the growing body of clinical data confirming our thesis that continuous, subcutaneous delivery of LD/CD leads to more consistent therapy, which we expect to have a dramatic effect on patient outcomes and quality of life, replacing in most cases the need for surgical intervention” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “Based on these positive PK results, we will proceed with the clinical development of ND0612H and ND0612L in the United States and the European Union in 2015.”

About Levodopa

Oral administration of LD/CD is regarded as the “gold standard” treatment for patients suffering from Parkinson’s disease. Levodopa crosses into the brain and converts into dopamine to complement the reduced brain-dopamine levels. Virtually all patients diagnosed with Parkinson’s disease will require levodopa at some point over the course of their treatment for the disease, and 70% to 80% of patients receive the drug at any given point in time. However, levodopa is limited by its short half-life. Approximately three to four hours after a single dose, almost none of the drug remains in the plasma. In addition, levodopa suffers from low absorption when administered orally, with only about 30% of the levodopa entering the blood stream.

ND0612H, ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in Parkinson’s disease patients through continuous, subcutaneous delivery of LD/CD, maintaining steady, therapeutic levodopa plasma concentrations both day and night. ND0612H is intended to provide an alternative to surgical treatments associated with serious side effects that are currently offered to patients with severe Parkinson’s disease.

About Parkinson’s Disease

Parkinson’s disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient’s motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient’s quality of life. As the disease progresses, these symptoms become more severe, resulting in debilitating periods of decreased motor and non-motor functions, also referred to as “off” time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the “off” time, some patients experience involuntary movements, or dyskinesia. The “off” time and dyskinesia affect the majority of Parkinson’s disease patients and interfere with day-to-day functions, causing patients to become severely disabled. Continuous administration of levodopa has been shown to effectively treat motor fluctuations in Parkinson’s disease patients, however, a convenient route of continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. In Parkinson’s disease, the company has four product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of LD/CD product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson’s disease patients, respectively, and ND0680 for a subset of severe Parkinson’s disease patients whose symptoms have advanced to a highly advanced stage, requiring even higher doses of LD/CD. In addition NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our prospectus, dated November 13, 2014 and filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762

U.S. Media Contact:

Hollister Hovey

Lazar Partners Ltd.

hhovey@lazarpartners.com

+212-867-1762